Pricing supplement no. 1407
To prospectus dated December 1, 2005,
prospectus supplement dated October 12, 2006 and
product supplement no. 97-II dated November 20, 2007

Registration Statement No. 333-130051
Dated July 11, 2008
Rule 424(b)(2)


JPMorganChase

Structured Investments	**JPMorgan Chase & Co.** **$1,123,000** **Principal Protected Dual Directional Knock-Out Notes Linked to** **the S&P 500® Index due April 16, 2009**

General

- The notes are designed for investors who seek a fixed return of 10% and who believe that the Index closing level of the S&P 500® Index will not appreciate or depreciate, as compared to the Initial Index Level, by more than 10%, on any trading day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments, and receive no return if the Index closing level of the S&P 500® Index appreciates or depreciates by more than 10%, as compared to the Initial Index Level, on any trading day during the Monitoring Period, while seeking full principal protection at maturity.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 16, 2009*.
- Cash payment at maturity of principal plus the Additional Amount, as described below, which may be zero.
- Minimum denominations of $1,000 and integral multiples in excess thereof.
- The notes priced on July 11, 2008 and are expected to settle on or about July 16, 2008.

Key Terms

Index:	The S&P 500® Index (the "Index").
Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note payable at maturity will equal: (i) If a Knock-Out Event does *not* occur, the Fixed Payment of $100 per $1,000 principal amount note (or 10% x $1,000); or (ii) If a Knock-Out Event occurs, zero.
Knock-Out Event:	A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level is greater than the Upper Knock-Out Level OR less than the Lower Knock-Out Level.
Upper Knock-Out Level:	1363.439, which is equal to 110% of the Initial Index Level.
Lower Knock-Out Level:	1115.541, which is equal to 90% of the Initial Index Level.
Monitoring Period:	The period from the pricing date to and including the Final Observation Date.
Initial Index Level:	The Index closing level on the pricing date, which was 1239.49.
Final Observation Date:	April 13, 2009*
Maturity Date:	April 16, 2009*
CUSIP:	48123LFN9

* Subject to postponement in the event of a market disruption event and as described under "Description of Notes – Payment at Maturity" in the accompanying product supplement no. 97-II.

Investing in the Principal Protected Dual Directional Knock-Out Notes involves a number of risks. See "Risk Factors" beginning on page PS-6 of the accompanying product supplement no. 97-II and "Selected Risk Considerations" beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

To the extent the information contained in footnotes (1) and (2) below differs from or conflicts with the disclosure set forth under "Use of Proceeds" in product supplement no. 97-II, the information in the footnotes (1) and (2) below controls.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$1,000	$17.20	$982.80
Total	$1,123,000	$19,315.60	$1,103,684.40

(1) The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2) J.P. Morgan Securities Inc., which we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $17.20 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $7.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize in consideration for assuming risks inherent in hedging our obligations under the notes. See "Underwriting" beginning on page PS-28 of the accompanying product supplement no. 97-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 11, 2008

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 97-II dated November 20, 2007. **This pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the term sheet related hereto dated July 10, 2008 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 97-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 97-II dated November 20, 2007:
  http://www.sec.gov/Archives/edgar/data/19617/000089109207005079/e29288_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf
- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" or "our" refer to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL AT MATURITY** — You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **APPRECIATION POTENTIAL EVEN IF THE INDEX DEPRECIATES** — If the Index closing level is less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, at maturity, in addition to your principal, for each $1,000 principal amount note, you will receive an Additional Amount equal to the Fixed Payment of $100 (or 10% x $1,000).

- **DIVERSIFICATION OF THE S&P 500® INDEX** — The return on the notes is linked to the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under "The S&P 500® Index" in the accompanying product supplement no. 97-II.

- **TAXED AS SHORT-TERM DEBT INSTRUMENTS –** You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 97-II. Subject to the limitations described therein, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "short-term" debt instruments. No statutory, judicial or administrative authority directly addresses the treatment of the notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. Purchasers who are not initial purchasers of the notes at the issue price should consult their tax advisers with respect to the tax consequences of an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the equity securities underlying the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 97-II dated November 20, 2007.

- **MARKET RISK** — The return on the notes at maturity is linked to the performance of the Index, and will depend on whether a Knock-Out Event occurs. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE INDEX CLOSING LEVEL ON ANY TRADING DAY DURING THE MONITORING PERIOD IS GREATER THAN THE UPPER KNOCK-OUT LEVEL OR LESS THAN THE LOWER KNOCK-OUT LEVEL.

- **THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT** — You may receive a lower payment at maturity than you would have received if you had invested in the Index, the equity securities underlying the Index or contracts related to the Index. If the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, the Additional Amount will be zero. This will be true even if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level at some time during the term of the notes but falls between the Upper Knock-Out Level and Lower Knock-Out Level on the Final Observation Date.

- **THE DUAL KNOCK-OUT CHARACTERISTIC OF THE NOTES MAY LIMIT RETURNS** — Your ability to benefit from any Fixed Payment may be limited by the "knock-out" feature of the notes. In the event that the Index closing level exceeds the Upper Knock-Out Level or is below the Lower Knock-Out Level on any trading day during the Monitoring Period, the total cash payment for each $1,000 principal amount note will be only $1,000. Under these circumstances, your return will not reflect the Fixed Payment.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED BY THE FIXED PAYMENT** — If a Knock-Out Event does not occur, for each $1,000 principal amount note, you will receive $1,000 plus an Additional Amount equal to the Fixed Payment of $100 (or 10% x $1,000), regardless of the appreciation or depreciation in the Index, which may be significant. Therefore, your appreciation potential is limited.

- **NO RETURN IF THE INDEX APPRECIATES OR DEPRECIATES BY MORE THAN 10%** — The Additional Amount will be zero and you will not receive any return on your notes even if the Index appreciates or depreciates during the term of the notes if the Index closing level is greater than the Upper Knock-Out Level or less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period. As a result, you may receive a lower payment at maturity than you would have received if you had invested directly in the Index, the equity securities underlying the Index or contracts related to the Index.

- **RISK OF KNOCK-OUT EVENT OCCURRING IS GREATER IF THE INDEX IS VOLATILE** — The likelihood of the Index closing above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period and thereby triggering a Knock-Out Event will depend in large part on the volatility of the Index — the frequency and magnitude of changes in the level of the Index. Since its inception, the Index has experienced significant volatility.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity, if any, described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent's commission and hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below.
  The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - whether the Index closing level is above the Upper Knock-Out Level or below the Lower Knock-Out Level during the Monitoring Period;
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the equity securities underlying the Index;
  - interest and yield rates in the market generally;
  - a variety of economic, financial, political, regulatory or judicial events; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The following table illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Index and assumes an Initial Index Level of 1250 and that the lowest and highest Index closing levels during the Monitoring Period are as set forth under the columns "Hypothetical lowest closing level during the Monitoring Period" and "Hypothetical highest closing level during the Monitoring Period," respectively, and reflects the Fixed Payment of $100 per $1,000 principal amount note (or 10% x $1,000). Assuming an Initial Index Level of 1250, the Upper Knock-Out Level will be 1375 and the Lower Knock-Out Level will be 1125. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the following table have been rounded for ease of analysis.

Hypothetical lowest closing level during the Monitoring Period	Hypothetical highest closing level during the Monitoring Period	Largest potential change from the Initial Index Level during the Monitoring Period	Additional Amount		Principal		Payment at Maturity
1156.250	1562.500	25.00%	$0.00	+	$1,000	=	$1,000
1156.250	1437.500	15.00%	$0.00	+	$1,000	=	$1,000
1156.250	1387.500	11.00%	$0.00	+	$1,000	=	$1,000
1156.250	1375.125	10.01%	$0.00	+	$1,000	=	$1,000
1156.250	1375.000	10.00%	$100.00	+	$1,000	=	$1,100
1187.500	1312.500	5.00%	$100.00	+	$1,000	=	$1,100
1250.000	1281.250	2.50%	$100.00	+	$1,000	=	$1,100
1250.000	1250.000	0.00%	$100.00	+	$1,000	=	$1,100
1218.750	1250.000	-2.50%	$100.00	+	$1,000	=	$1,100
1187.500	1275.000	-5.00%	$100.00	+	$1,000	=	$1,100
1125.000	1281.250	-10.00%	$100.00	+	$1,000	=	$1,100
1124.875	1343.750	-10.01%	$0.00	+	$1,000	=	$1,000
1112.500	1343.750	-11.00%	$0.00	+	$1,000	=	$1,000
1062.500	1343.750	-15.00%	$0.00	+	$1,000	=	$1,000
937.500	1343.750	-25.00%	$0.00	+	$1,000	=	$1,000

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The lowest Index closing level during the Monitoring Period was 1187.50, and the highest closing level of the Index during the Monitoring Period was 1275. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $100, and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Example 2: The lowest Index closing level during the Monitoring Period was 937.50, and the highest closing level of the Index during the Monitoring Period was 1343.75. Because the Index closing level was less than the Lower Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The lowest Index closing level during the Monitoring Period was 1250, and the highest closing level of the Index during the Monitoring Period was 1281.25. Because the Index closing level was less than or equal to the Upper Knock-Out Level AND greater than or equal to the Lower Knock-Out Level on every trading day during the Monitoring Period, a Knock-Out Event has not occurred, the Additional Amount is equal to the Fixed Payment of $100, and the final payment at maturity is equal to $1,100 per $1,000 principal amount note.

Example 4: The lowest Index closing level during the Monitoring Period was 1156.25, and the highest closing level of the Index during the Monitoring Period was 1562.50. Because the Index closing level was higher than the Upper Knock-Out Level on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred, the Additional Amount is equal to zero, and the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing levels from January 3, 2003 through July 11, 2008. The Index closing level on July 11, 2008 was 1239.49. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any trading day during the Monitoring Period or on the Final Observation Date. We cannot give you assurance that the performance of the Index will result in a payment at maturity of more than the principal amount of your notes.

